June 29, 2007

Via EDGAR & Federal Express

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-7010

Attn:                    H. Roger Schwall
Division of Corporation Finance

Re:                             Storm Cat Energy Corporation
Registration Statement on Form S-1
Filed March 1, 2007, as amended
File No. 333-141002

Dear Mr. Schwall:

In response to our telephone conference yesterday regarding the comment letter sent by the Securities Exchange Commission (“SEC”) on May 3, 2007 addressed to Storm Cat Energy Corporation (“Storm Cat,” the “Company,” we” or “our”), we have reduced the number of common shares to be registered on Storm Cat’s Form S-1 filed with the SEC on March 1, 2007 as amended on March 20, 2007, April 10, 2007 and April 30, 2007 (the “S-1”) on behalf of the selling shareholders on a pro rata basis to 20,920,592 common shares.  The Company currently has 80,993,570 issued and outstanding common shares.  Of the total outstanding common shares, 15,534,776 shares are held by affiliates and 65,458,794 shares are in the public float.  Therefore, the amended S-1 will register 26% of our issued and outstanding common shares and 32% of our public float.

As we have previously discussed, none of our affiliates will be included as selling shareholders in the amended S-1.  Given that we reduced the amount of shares on a pro rata basis, the percentage of the overall offering made by each selling shareholder will be substantially the same as given in our response filed with the SEC on May 30, 2007.

Please direct any questions or comments regarding the foregoing to my counsel, Richard Mattera at (303) 454-2471 or Chalyse Robinson at (303) 454-2582.

Sincerely,

Paul Wiesner
Chief Financial Officer and Secretary

cc:                                 Jason Wynn, Esq.
Richard Mattera, Esq.
Chalyse Robinson, Esq.